Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Six Months Ended June 30,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$682	$366
Equity earnings net of distributions	(29)	(17)
Total earnings	653	349
Income taxes	418	215
Fixed charges:
Interest expense including amortization of debt discount	250	244
Portion of rentals representing an interest factor	117	100
Total fixed charges	367	344
Earnings available for fixed charges	$1,438	$908
Ratio of earnings to fixed charges	3.9	2.6